For period ending December 31, 2015
Exhibit 77D
File number 811-06637
Exhibit 77Q1

At the September 10-11, 2015 Board Meeting, the Board of Trustees of The UBS Funds approved changing the distribution policy for UBS Fixed Income Opportunities Fund from quarterly to annually.  They Board also approved the renaming of UBS Global Sustainable Equity Fund to UBS International Sustainable Equity Fund.
The UBS Funds

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